Filed Pursuant to Rule 425

Filing Person: CommScope, Inc.

Subject Company: Andrew Corporation

Commission File Number: 001-14617

Morgan Keegan Equity Conference September 6, 2007 Frank Drendel, Chairman & CEO This presentation contains forward-looking statements regarding, among other things, the proposed business combination between CommScope and Andrew and the anticipated consequences and benefits of such transaction, and other financial and operational items relating to CommScope and Andrew. Statements made in the future tense, and statements using words such as “intend,” “goal,” “estimate,” “expect,” “expectations,” “project,” “projections,” “plans,” “anticipates,” “believe,” “think,” “confident” and “scheduled” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CommScope or Andrew. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to the proposed transaction include, but are not limited to: the risk that required regulatory review and approval may not be obtained in a timely manner, if at all; Andrew’s stockholders may not approve the proposed transaction; the anticipated benefits and synergies of the proposed transaction may not be realized; the integration of Andrew’s operations with CommScope could be materially delayed or may be more costly or difficult than expected; the proposed transaction may not be consummated; legal proceedings may be commenced by or against CommScope or Andrew. Relevant risks and uncertainties generally applicable to CommScope and Andrew include, but are not limited to: changes in cost and availability of key raw materials and the ability to recover these costs from customers through pricing actions; customer demand for products and the ability to maintain existing business alliances with key customers or distributors; concentration of sales among a limited number of customers or distributors; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand for products; the risk that customers might cancel orders placed or that orders currently placed may affect order levels in the future; continuing consolidation among customers; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; successful ongoing operation of our vertical integration activities; ability to achieve expected sales, growth and earnings goals; costs of protecting or defending intellectual property; ability to obtain capital on commercially reasonable terms; regulatory changes affecting us or the industries we serve. For a more complete description of factors that could cause such a difference, please see CommScope’s filings with the Securities and Exchange Commission (SEC), which are available on CommScope’s website or at www.sec.gov, and Andrew’s filings with the SEC, which are available on Andrew’s website or at www.sec.gov. In providing forward-looking statements, neither CommScope nor Andrew intends, and neither undertakes any duty or obligation, to update these statements as a result of new information, future events or otherwise.

Additional Information

Additional Information

In connection with the proposed merger, CommScope filed a registration statement with the SEC on Form S-4 (File No. 333-145398) containing a preliminary proxy statement/prospectus and CommScope and Andrew expect to mail a definitive proxy statement/prospectus to Andrew's stockholders containing information about the merger. **INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY.**

The registration statement and the proxy statement/prospectus contain important information about CommScope, Andrew, the merger, and related matters. Investors and security holders may obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC. Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope's or Andrew's Investor Relations Department:

Investor Relations
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, North Carolina 28602 U.S.A.
Phone: 1-828-324-2200
Fax: 1-828-982-1708
E-mail: investor.relations@commscope.com

Investor Relations
Andrew Corporation
3 Westbrook Corporate Center
Suite 900
Westchester, Illinois 60154 U.S.A.
Phone: 1-800-232-6767 or 1-708-236-6616
Fax: 1-708-492-3774
E-mail: investor.relations@andrew.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction. Information about CommScope's directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope's 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007. Information about Andrew's directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew's 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006. Other information regarding the participants in the proxy solicitation is contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

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CommScope

Page 2

Agenda CommScope overview CommScope segment review Andrew acquisition Questions and answers

CommScope: Infrastructure Solutions for the “Last-mile” Enterprise 49% Product / Solution* Segment* Region* Broadband 34% Enterprise 49% *Calendar year 2006 Enterprise: A global leader in structured cabling/connectivity solutions Broadband: A global leader in cable for HFC Carrier: A leading North American provider of: - Environmentally secure cabinets for DSL / FTTN - Cable solutions for wireless transmission systems Cable 63% Apparatus 37% Enterprise 49% North America 70% EMEA 15% CALA 7% APAC 8% Broadband 34% Carrier 17%

Trends Converging Toward The New CommScope

New Applications + More Devices + **Increasing Global Network Connections** + **Favorable Wireless Trends**



IP VIDEO EVERYWHERE



Global Internet Users
>1B
5M
Broadband 215M
1999
2006

GLOBALIZATION



Global Wireless Subscribers
• Increasing minutes of use
• Handset growth
• Increasing mobile backhaul
• Mobile video service
• Emerging markets
>3.5B
1.7B
2004
2008E

MOBILITY

Greater demand for infrastructure solutions

Sources: Computer Industry Almanac, Lehman Brothers, industry presentations

CommScope

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Enterprise Segment Global leader of Enterprise infrastructure solutions (patching, apparatus, cable) Brand strength through technical leadership, quality & reliability SYSTIMAX® GigaSPEED® X10D - 10 Gigabit Ethernet solution over copper Drivers Increasing bandwidth needs (IP video, data-intensive applications) Data center consolidation Riser Campus Backbone Horizontal 802.11 Wireless Patching

Enterprise Segment Performance Enterprise Revenue ($m) Enterprise Operating Income ($m) Q207 sales up ~17% YoY Higher sales volume and positive mix Enterprise upgrade cycle IP everywhere business model Data center consolidation 2006 price improvements to recover higher costs Q207 operating margin of 20.0% Operating income more than doubled YoY to ~$48m Sales by Segment (FY 2006)1 Enterprise Overview Source: 2006 CommScope Annual Report $239 $200 $204 $0 $50 $100 $150 $200 $250 Q206 Q107 Q207 Enterprise 49% Carrier Broadband $23.8 $29.5 $47.8 $0 $10 $20 $30 $40 $50 Q206 Q107 Q207

#1 globally in coaxial cable in HFC networks #2 in US in fiber optic cable in HFC networks Drivers Competition between cable & telephone companies Expanding video, voice & data services (HDTV, VOD, VoIP) Broadband Segment HFC Network Optical Node Tap Tap Small Businesses Office Parks Residential ONT Splitter Hub Hub / Headend Coaxial Cable ONT

Broadband Segment Performance Broadband Revenue ($m) Broadband Operating Income ($m) Sales by Segment (FY 2006)1 Broadband Overview Q207 sales up ~20% YoY Higher Sales Volume MSO & Telco “triple play” Signal Vision, Inc. acquisition Competition between MSOs & Telcos 2006 price improvements to recover higher costs Operating margin of 12.4% Operating income grew more than 4x to ~$20m Source: 2006 CommScope Annual Report Enterprise Carrier Broadband 34% $137 $148 $163 $0 $35 $70 $105 $140 $175 Q206 Q107 Q207 $20.3 $21.6 $4.5 $0 $5 $10 $15 $20 $25 Q206 Q107 Q207

Carrier Segment A leading North America provider of secure enclosures for telecom applications (supports xDSL & FTTN deployments) Cable solutions for wireless transmission systems Drivers Network investment shifting to the “edge” Telco infrastructure upgrade – expanding video & high-speed data services Competition between cable and telephone companies Continued growth in demand for wireless services

Carrier Segment Performance Carrier Revenue ($m) Carrier Operating Income ($m) Sales by Segment (FY 2006)1 Carrier Overview Q207 sales up ~64% YoY Higher Sales Volume Strong ICS growth as AT&T deploys Project Lightspeed Wireless down YoY due to slow North American market Fastest growing most volatile growth Operating margin of 15.7% Operating income up over 85% YoY to ~$18m Source: 2006 CommScope Annual Report Enterprise Carrier 17% Broadband $71 $87 $117 $0 $25 $50 $75 $100 $125 Q206 Q107 Q207 $9.8 $12.6 $18.3 $0 $5 $10 $15 $20 Q206 Q107 Q207

Andrew Acquisition: Strategic Rationale Builds upon complementary global product offerings Provides customers with a broader array of infrastructure solutions: Video Voice Data Mobility Significant revenue synergies Opportunity to Expand Earnings & Operating Cash Flow CommScope The New CommScope Expands global distribution and manufacturing capabilities Enhances growth opportunities by combining: Marquee brands Innovative technologies Global service models Strengthens industry-leading R&D and intellectual property portfolio Creates scale in procurement, logistics and manufacturing Diversifies top-tier customer base Provides greater potential opportunities for employees Expanding Global Leadership in “Last Mile” Infrastructure Solutions

Andrew: A Global Leader in Wireless Communications Infrastructure SALES BY PRODUCTS 2 SALES BY GEOGRAPHIC LOCATION 2 Antenna and Cable Products 58% Base Station Subsystems 24% Network Solutions 4% Satellite Communications 6% Wireless Innovations 8% Asia Pacific 15% EMEA 32% North America 46% 1 Andrew announced its intent to sell the Satellite Communications on May 3, 2007 2 2006 Andrew Annual Report Latin America 7% Antenna and Cable Products: cable/cable products, base station and microwave antennas Base Station Subsystems: power amplifiers, filters/combiners Network Solutions: geolocation, network optimization Wireless Innovations: repeaters, boosters, combiners, duplexers, indoor antennas Satellite Communications1: direct-to-home (DTH), very small aperture terminals (VSAT), earth station antennas and systems, government/radar products A leading supplier of antenna and cable products, base station subsystems, network solutions and wireless innovations for the global communications infrastructure market

Broadband / CATV & Carrier Wireless Network Core Enterprise FTTN Cabinets HFC Network Coaxial Cables FTTN Network Copper Cables “Last Mile” Leadership Throughout the Converged Network

Strong Industry Fundamentals Broadband / Cable TV Competition between MSOs & Telcos Increased demand for bandwidth (video) Enterprise Increasing bandwidth needs Data center consolidation In-building wireless Carrier & Network Solutions Telco infrastructure upgrades Competition between MSOs & Telcos Wireless Antenna & Cable Wireless subscriber growth Network upgrades IP everywhere Globalization

The New CommScope: Global Leader in "Last Mile" Communications Infrastructure

➤ **Balanced portfolio**

- Carrier & wireless infrastructure
- Structured cabling/connectivity solutions for Enterprise applications
- Broadband HFC solutions
- Leading technology & significant R&D
- Complementary, strong global channels
- Worldwide manufacturing footprint
- Fundamental and global growing end-user demand for bandwidth

Pro Forma Sales[1] of ~$3.8B


Carrier & Network Solutions 29%
Enterprise 21%
Broadband / Cable Television 15%
Wireless Antenna & Cable 35%

SALES BY GEOGRAPHIC REGION [1]


Latin America 7%
Asia Pacific 12%
EMEA 24%
North America 57%

Excellent Business Position

1 2006 CommScope & Andrew annual reports. Sales summaries are for illustrative purposes only and are not intended to suggest potential operational alignment or segment reporting assumptions.

CommScope

Page 16

Creating Shareholder Value Expect meaningful operating, cost and sales synergies Technology Manufacturing Distribution Realistic plan to achieve synergies $90m - $100m in the second full year after closing, of which $50m - $60m are expected to be achieved in the first full year after closing Rationalization of redundant manufacturing locations (>35 factories today on a combined basis) Streamline overhead Procurement savings Adoption of best practices in manufacturing and technology Excludes one-time transition costs Revenue opportunities identified, but excluded from financial analysis CommScope global Enterprise channel with Andrew’s industry-leading in-building wireless products Andrew global wireless channel with CommScope’s integrated cabinet solutions Potential to expand broadband connectivity product portfolio, among others Expect significant operating, cost and sales synergies Products Customers SG&A

 Global market leadership and excellent business position Positive industry fundamentals Reliable execution throughout the business cycle Why We Believe CommScope Will Succeed CommScope strives to provide solutions that are part of the essential fabric for high-bandwidth networks of the future